INVEST IN TOKEN METRICS INC.

Token Metrics helps users build profitable crypto portfolios driven by the power of AI


CENTRAL BANKS
TOKEN METRICS

Highlights

Highlights

1. 35% Average Month-Over-Month Revenue Growth Since Inception

2. Over $5.6 Million Annual Recurring Revenue

3. AI-Driven Crypto Indices, Trading Signals, Ratings, And Price Predictions

4. Token Metrics TV Subscribers Receive Daily Premium Crypto Content

5. Some of our affiliates include BitBoy Crypto, Crypto Love, Crypto Busy, and Brian Jung

6 Crypto Robo-Advisor In The Works (Subject To Regulatory Approval)
5 Some of our affiliates include BitBoy Crypto, Crypto Love, Crypto Busy, and Brian Jung

6. Crypto Robo-Advisor In The Works (Subject To Regulatory Approval)

Our Team



Ian Balina

Ian Balina is a former IBM Watson Analytics evangelist. He has also built million dollar businesses from the ground up. Ian's appeared in The Wall Street Journal, Forbes, and CNBC for his work in crypto, investing, analytics, and entrepreneurship.

Before Token Metrics came along, retail investors were locked out of high-level tools that hedge funds use every day. We want to democratize powerful quantitative methods and AI technology to unleash financial empowerment for all humanity.



William Noble

Bill held consulting roles at Goldman Sachs, Charles Schwab, and Morgan Stanley, where he provided perspective on financial markets. He has also been recognized by Charlie Shrem for his ability to apply market knowledge to crypto.



Gurraj Sangha

Gurraj previously served as Head of Data Science, Risk, and Market Intelligence at State Street. He served as Chief Investment Strategist at a $6 billion macro volatility hedge fund, CIO at a quant hedge fund and Investment Analyst at Goldman Sachs.



Sam Monac

Sam was the first employee at Token Metrics, joining Ian in 2017. He began his career at Liberty Mutual. At Token Metrics he has progressed from ICO Analyst to Director of Research, then Head of Investor Relations, and now COO.



Veera Budhi

Veera has built best-in-class products for Mastercard, AmeriLife, Centria Healthcare, Cummins, UBS, and Citibank. He's been featured in CIO Review and Forbes as a data and analytics expert. His background includes Saggezza, IBM, and Hortonworks.



Dylan Love

Dylan is the former Head of News for Cointelegraph. His work experience includes late-night television, technology journalism, and cryptocurrency investigation. His reporting appears in Business Insider, NBC News, and The Wall Street Journal.



Paul Doan

Paul worked as a data scientist for major companies like Morgan Stanley and Nephron. He's used his skills in finance, healthcare, entertainment, and more. Paul graduated from Columbia with a master's degree in operations research.



Saikiran Sagiraju

Sai brings 10 years of leadership and quality management experience from Amazon. He played a pivotal role in establishing the Amazon seller business.



Daniela L Crompton

Daniela has held multiple leadership roles in marketing at major financial services companies including Citi and Morgan Stanley. She has implemented innovative

marketing strategies, driving significant asset growth, throughout bull and bear markets.

Pitch





CONFIDENTIAL INFORMATION. DO NOT DISTRIBUTE OR DISCLOSE.
TOKEN METRICS
ECONOMIC EMPOWERMENT
FOR ALL HUMANITY
WWW.TOKENMETRICS.COM

IAN BALINA
Founder and CEO
EXPERIENCE
4 Years on the IBM Watson Team
RESULTS
Used Data and Analytics to Turn $20K into $5M in Crypto Assets
FOLLOWING
Over 1 Million People Viewed Ian's Work in January 2018 Alone
TOKEN METRICS

"There's a $250 trillion ocean of assets... ...a lot of that monetary energy is going to flow from the asset ocean into the crypto pond."
Michael Saylor
CEO of Microstrategy
Current Total Crypto Market Cap - $2 Trillion
$250 Trillion Dollars in the Worlds Asset Ocean
TOKEN

















THE
BIG IDEA
The Token Metrics AI Engine
analyzes the cryptocurrency
market 24/7/365 to
automatically capitalize
on its volatility...
...so you don't have to.
TOKEN
METRICS

THE
PROBLEM
PROBLEM 1
HOW TO START INVESTING IN CRYPTO
PROBLEM 2
INFORMATION OVERLOAD
PROBLEM 3
PROFITING FROM CRYPTO
TOKEN
METRICS

OUR SOLUTION
BIG
DATA
The AI Engine analyzes more data in a single day than a human being could hope to analyze in a lifetime...
...then feeds optimized portfolios to crypto investors.
TOKEN
METRICS

2 BUSINESS MODELS:

CURRENT

#1 SAAS PLATFORM
+ Token Metrics TV

HODLer - $359.99/year

Investor - $899.99/year

Professional - $3,599.99 /year

PLANNED

#2 ROBO-ADVISOR

2% Management Fee

(Subject to Regulatory Approval)

TOKEN METRICS

Business Model 1
Software as a Service

SUBSCRIPTION PRICING

HODLer Plan
$29.99/month with an annual plan

- AI Crypto Indices (Portfolios)
- Private Investor Newsletter
- Portfolio Tracking and Signals
- Top 100 Market Cap Ratings
- Token Metrics TV

Investors Plan
$74.99/month with an annual plan

- All the HODLer Plan features
- Daily AI Price Predictions
- Email Alerts
- Top 500 Market Cap Ratings

Professional Plan
$299.99/month with an annual plan

- All the Investor Plan Features
- Private Global Investor Network
- Weekly Private Investor Webinar
- SMS Alerts
- 6,000+ Market Cap Ratings

TOKEN METRICS

Token Metrics TV
Included with all plans



TOKEN METRICS | TELEVISION
MOON MISSION
CRYPTO ROUNDUP
CRYPTO
IN CODE WE TRUST
MOON MISSION
QUANT INSIGHTS

Future Business Model 2
(Pending approval)

Robo-Advisor Process

INVESTING



1
INDEX SELECTION

ALLOCATION



2

RETURNS



3
$



TRACTION

$0 to $5.6 Million Annual Recurring Revenue in 1.5 years


Customers Overview
54%
5,767
623
75
5,743
476
198
8/21

Customer Overview - August 2021

TOKEN METRICS

Token Metrics

ALL-STAR TEAM



Ian Balina
Founder & CEO



Bill Noble
Chief Technical Analyst



Sam Monac
Chief Operations Officer



Gurraj Sangha
Chief Quantitative Investment Officer



Veera Budhi
Chief Technology Officer



Daniela Crompton
Chief Marketing Officer



Paul Doan
Machine Learning Engineer



Saikiran Sagiraju
Chief Customer Officer

PAST EXPERIENCE:

IBM Deloitte. amazon citi
MORNINGSTAR J.P.Morgan State Street BUSINESS INSIDER
charles SCHWAB LEGG MASON Liberty Mutual
Goldman Sachs Morgan Stanley NEW YORK LIFE

TOKEN METRICS

COMPETITION


Managed Investing
millennium
BRIDGEWATER
Berkshire Hathaway
Goldman Sachs
Vanguard
wealthfront
GALAXY DIGITAL
GRAYSCALE
TOKEN METRICS
Weak Crypto Focus
Strong Crypto Focus
Ameritrade
E*TRADE
robinhood
coinbase
BINANCE
Self-service Investing

TOKEN METRICS

FINANCIALS

Revenue
$2,500,000.00
$2,000,000.00
$1,500,000.00
$1,000,000.00
$500,000.00
$ -
$500,000.00
2020 Q1
2020 Q2
2020 Q3
2020 Q4
2021 Q1
2021 Q2
Revenue
Net Profit



	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2
Revenue	$105,571	$771,118	$752,044	$1,378,408	$1,898,896
Cost of Goods Sold	$9,703	$108,368	$54,406	$144,580	$440,863
Gross Profit	$95,867	$662,750	$697,637	$1,233,828	$1,458,033
Expense					
Labor	$37,418	$126,082	$239,052	$440,561	$954,030
Marketing	$0	$25,349	$33,668	$30,967	$63,857
Marketing	$9,989	$15,529	$27,852	$42,910	$133,254
General Cost	$29,702	$54,868	$78,905	$118,265	$444,401
Total Expense	$77,110	$221,831	$379,478	$632,706	$1,595,542
Earning Before Taxes	$18,757	$440,919	$318,158	$601,122	- $137,509
Taxes	$1,156	$778	$147	$10,538	$28,483
Net Profit	$17,601	$440,140	$318,011	$590,584	- $165,993



TOKEN METRICS

VALUATION

Robo-advisor peers: Wealthfront and Betterment
Crypto peers: Coinbase and Binance
SaasS peers: Bloomberg and Morningstar
Our peer group median Implied P/S is 25

COMPS ANALYSIS

Company	2020 Revenue ($mil)	Market Cap / Valuation ($mil)	Implied P/S
Morningstar	$1,148	$10,880	5.07
Betterment (2018)	$50	$800	16.00
Binance	$650	$35,000	53.85
Wealthfront (2018)	$30	$500	16.67
Bloomberg	$10,000	$22,500	2.26
Coinbase	$1,140	$54,380	47.70
Pitchbook (2016)	$31	$225	7.26
Yearn Finance	$5	$684	136.80
FTX	$85	$3,500	41.18
BlockFi	$4	$150	33.33

We included a 25.7% discount because we are a startup. This applied a 18.57 multiple to our GAAP Revenue, bringing Token Metrics' valuation to $80 million.

COMPS ESTIMATE

Trailing 12 month GAAP Revenue	$4,611,875
Peer median P/S multiple	25
Start up discount (%)	30.4%
Adjusted P/S multiple	17.35
Company value	$80,000,000



TOKEN METRICS

FUNDRAISING

TO ACHIEVE OUR MISSION OF ECONOMIC EMPOWERMENT FOR ALL HUMANITY, WE ARE RAISING CAPITAL TO FUND THE NEXT STAGE OF OUR GROWTH.

REG CF TARGET RAISE:

$4,000,000 USD for 4.71% equity pre-money



TOKEN METRICS

EXIT STRATEGY

INITIAL PUBLIC OFFERING

RISKS

LEGAL AND REGULATORY

ECONOMIC DOWNTURN



(Our exit strategy is a projection, and is not guaranteed)



THANK YOU!

Downloads

IAN INTERVIEW V3.mp4